Exhibit 1

For Immediate Release

Contact:
Yossy Zylberberg
Interim CEO and CFO
+972 (8) 9145466
yossyz@oranaco.com

NUR Macroprinters Announces Changes in Its Principal Shareholders and Board
Composition; Intends to Identify and Pursue Business Opportunities;
Announces Appointment of Interim CEO

LOD, Israel, March 31, 2008 – NUR Macroprinters Ltd. (NURMF.PK) (NUR or the Company), announced today that its principal shareholders, the Fortissimo entities, informed it that they have completed the sale of all of the shares and a majority of the warrants held by them to Kanir Joint Investments (2005) L.P., one of the Company’s current shareholders, and S. Nechama Investments (2008) Ltd. According to information provided to the Company, Kanir and S. Nechama have entered into a shareholders agreement and will hold, following this transaction and other transactions previously consummated, 28.6% and 25.9%, respectively, of the Company’s ordinary shares, on a fully diluted basis.

In connection with the sale of the Fortissimo securities, three members of the Company’s Board of Directors, Yuval Cohen, who was also the Chairman, Eli Blatt and Shmoulik Barashi, resigned from the Board, three directors, Shlomo Nechama, Anita Leviant and Ran Fridrich, joined the Board, and Mr. Shlomo Nechama was appointed Chairman of the Board of Directors, all effective immediately.

Alon Lumbroso, one of the external directors of the Company, informed the Company of his intent to resign his position effective as of the next general meeting of the Company’s shareholders as he believes his expertise in the field the Company previously engaged in are no longer required.

Shlomo Nechama was the Chairman of the Board of Bank Hapoalim, one of Israel’s major banks, between the years 1998-2007 and is currently an investor and independent businessman, Anita Leviant is an Israeli attorney and a former Chief Counsel of Bank Hapoalim and Ran Fridrich is a partner in Kanir and has been engaged in investment advising since 2001.

The Company’s Board of Directors resolved to act to identify and evaluate suitable business opportunities and strategic alternatives for the Company, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise.

The Company further announced that Yossy Zylberberg, the Company’s COO & CFO will be assuming the role of Interim Chief Executive Officer of the Company effective immediately.

Mr. Shlomo Nechama, the newly appointed Chairman of the Company, commented: “We thank Yuval Cohen, the former Chairman, and the other Fortissimo representatives on the Company’s Board for their significant contribution to the Company’s business and financial condition and believe that based on the Company’s current financial position and with our involvement, the Company is now in a position to successfully identify, explore and consummate new business opportunities.”

About NUR Macroprinters

NUR Macroprinters, a former leading supplier of wide-format inkjet production printers for the printing industry, consummated the sale of its business to HP on February 29, 2008.

Information Relating to Forward-Looking Statements

With the exception of historical information in this news release, this document includes forward-looking statements that involve risks and uncertainties, including, but not limited to, uncertainties with respect to results, the lack of current business, the ability of the Company to identify and evaluate suitable business opportunities and strategic alternatives and to successfully consummate such business opportunities and strategic alternatives, the possibility of losses on our investments in business opportunities, the possibility of future claims for indemnity or damages by HP or other third parties, our success in retaining or recruiting, or changes required in, our officers, key employees or directors following consummation of any business combination or other strategic alternative, the decrease in value of our cash assets pending their deployment in a new business, our public securities’ potential liquidity and trading volume, our exposure to additional tax liabilities in connection with our agreement with HP or in connection with any future transactions, our need for additional financing in order to consummate any future business transactions including any purchase of an operating business, and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Actual results may differ materially from any forward-looking statements set forth herein. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.